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                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2 )
                                            ---

                              JP Foodservice, Inc.
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                                (Name of Issuer)

                     Common Stock Par Value $.01 per share
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                         (Title of Class of Securities)

                                     466232
                         ------------------------------
                                 (CUSIP Number)

     Janet Langford Kelly, Senior Vice President, Secretary and General Counsel Sara Lee Corporation, Three First National Plaza, Chicago, Illinois 60602
                                  312/726-2600
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               September 14, 1995
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box / /

Check the following box if a fee is being paid with the statement / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



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                                 SCHEDULE 13D

  CUSIP No.     466232 10 5                          Page  2   of  7   Pages



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                NAME OF REPORTING PERSON
    1           S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON

                Sara Lee Corporation 36-208-9049

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                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    2                                                                   (a) / /

                                                                        (b) /X/
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                SEC USE ONLY
    3

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                SOURCE OF FUNDS*
    4
                Not applicable
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                CHECK BOX IF DISCLOSURE OF LEGAL
    5           PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEMS 2(d) OR 2(e)                                       / /
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                CITIZENSHIP OR PLACE OF ORGANIZATION
    6
                Maryland
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                                               SOLE VOTING POWER
          NUMBER               7
                                               5,138,210
            OF               --------------------------------------------------

          SHARES                               SHARED VOTING POWER
                               8
       BENEFICIALLY
                             --------------------------------------------------
         OWNED BY
                                               SOLE DISPOSITIVE POWER
           EACH                9
                                               5,138,210
         REPORTING           --------------------------------------------------

          PERSON                               SHARED DISPOSITIVE POWER
                               10
           WITH

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                AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
    11
                5,138,210
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    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                             / /

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                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13          33%
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                TYPE OF REPORTING PERSON*
    14
                CO
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                    *  SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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Item 1.   Security and Issuer

        This Amendment No. 2 to Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of JP Foodservice, Inc., a Delaware corporation (the "Issuer") and is being filed on behalf of Sara Lee Corporation to amend the Schedule 13D, filed on December 1, 1994 and amended by Amendment No. 1 thereto on December 15, 1994 (such Schedule 13D as so amended being referred to herein as the Schedule 13D). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 2.   Identity and Background

          (a)-(c) This statement is filed by Sara Lee Corporation, a Maryland corporation. Sara Lee Corporation is a global food and consumer products company which markets a variety of products under leading brand names, including Hanes, Isotoner, Coach, L'eggs, Dim, Bali, Playtex, Champion, Kiwi, Hillshire Farm, Ball Park, Jimmy Dean, Douwe Egberts and Sara Lee. The address of Sara Lee Corporation's principal business and principal office is Three First National Plaza, Suite 4600, Chicago, Illinois 60602.

          (d) During the last five years, Sara Lee Corporation has not been convicted in a criminal proceeding.

          (e) During the last five years, Sara Lee Corporation has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Sara Lee Corporation (i) being subject to a judgment, decree of final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) being found in violation with respect to such laws.

          (f)     Not applicable.




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Item 5.   Interest in Securities of the Issuer

          Item 5 of Sara Lee Corporation's Schedule 13D is hereby amended in its entirety to read as follows:

          (a) According to the Company's Form 10-Q for the quarter ended April 1, 1995, as of May 3, 1995, there were 15,738,913 shares of Common Stock outstanding. As of the date hereof, Sara Lee Corporation beneficially owns 5,138,210 (or 33%) of such shares.

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          (b)     Sara Lee Corporation has the sole power to direct the vote of, and the sole power to direct the disposition of, the 5,138,210 shares of Common Stock beneficially owned by it. The Common Stock beneficially owned by Sara Lee Corporation is held of record by PYA/Monarch, Inc., a Delaware corporation and a wholly-owned subsidiary of PYA Holding, Inc., a Delaware corporation and a wholly-owned subsidiary of Sara Lee Corporation.

          (c) On September 14, 1995, Sara Lee Corporation contributed 1,000,000 shares of Common Stock beneficially owned by it to the Sara Lee Foundation, an Illinois nonprofit corporation. The Sara Lee Foundation receives, administers and contributes funds for scientific, educational and charitable purposes within the meaning of Section 501(c)(3) of Internal Revenue Code.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Sara Lee Corporation.

          (e)     Not applicable

Item 6 Contracts, Arrangements, Understanding or Relationships With Respect to the Securities of the Issuer

Item 6 of Sara Lee Corporation's Schedule 13D is hereby amended in its entirety to read as follows:

Pursuant to the Board Membership Agreement, dated November 15, 1994, between Sara Lee Corporation and the Issuer, for purposes of determining the number of nominees for the Issuer's Board of Directors that Sara Lee Corporation is entitled to designate, any shares of Common Stock beneficially owned by the Sara Lee Foundation are deemed to be owned by Sara Lee Corporation.
Additional information regarding the Board Management Agreement contained under the heading "Management--Board of Directors--Board Membership Agreement" on page 41 of the Prospectus, is hereby incorporated by reference.

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Sara Lee Corporation has also entered into an Amended and Restated Registration
Rights Agreement, dated as of November 22, 1994, pursuant to which the Issuer has granted Sara Lee Corporation certain demand and piggy-back registration rights. The Registration Rights Agreement is hereby incorporated by reference.







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      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


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Date: September 14, 1995

/s/ Janet Langford Kelly
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Signature

Janet Langford Kelly, Senior Vice President,
Secretary and General Counsel






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